August 3, 2000


Letter of Intent

This is a letter of intent of Kanakaris Wireless (KKRS) to consummate the attached items with the following additions:

The attached items are:

1.1 Term Sheet dated July 28, 2000
1.2 Exhibit "A" dated July 28, 2000
1.3 Exhibit "B"

The following additions are hereby agreed to:

2.1 $175,000 of the $1,200,000 referenced in the Term Sheet to be paid upon mutual signing of this Letter of Intent.

2.2 $125,000 of the $1,200,000 referenced in the term sheet to be paid within 30 days after the mutual signing of this letter of Intent.

2.3 There are no changes to the payment schedule outlined in Exhibit "A"

2.4 KKRS and PCS Link, Inc dba Greenwood & Hall (G&H) will endeavor during the next 30 days to begin the process of acting as one corporation with a phase in of various joint operating procedures.

2.5 KKRS and G&H will mutually endeavor to reach a definitive agreement at the earliest possible date with a target date no later than Sept. 15, 2000. In the interim, G&H will deliver to KKRS notes for money paid by KKRS to G&H prior to the signing of the definitive agreement. These notes will be at 10% simple interest and will be collateralized by stock in G&H. The amount of collateral will be shares representing 25% ownership of G&H while $300,000 in loans are outstanding. The collateral will be tendered pro rata based on monies received from KKRS. The loans will be converted into paid-in capital at the signing of the definitive agreement and interest accrued to that point will be forgiven.

The signing of the Letter of Intent indicated the mutual approval of aforementioned attachments (1.1, 1.2, 1.3).

A signed and dated facsimile copy of this agreement shall be mutually binding.




/s/ Alex Kanakaris               Date: August 4, 2000
------------------
Alex Kanakaris
Chairman & CEO
Kanakaris Wireless




/s/ John Hall                    Date: 8/4/2000
------------------
John Hall
CEO
PCS LINK, Inc.

                               Kanakaris Wireless


                                   Term Sheet
                                       for
              Acquisition of PCS Link, Inc. (dba Greenwood & Hall)
                                       By
                               Kanakaris Wireless

ACQUISITION STRUCTURE: Kanakaris Wireless, a Nevada corporation ("KKRS"), would acquire all of the outstanding shares of stock, on a fully diluted basis including options or convertible securities, of PCS Link, Inc., a California corporation, dba Greenwood & Hall (hereafter referred to as "G & H"). The terms identified in this document are in effect for thirty (30) days from the date of signature of the parties below.

PURCHASE PRICE: The aggregate purchase price for the stock of G & H is expected to be:

         1. Three million (3,000,000) shares of KKRS Common Stock (with 144 legend) issued at the time of the Closing; and

         2. Two million (2,000,000) shares of KKRS Common Stock (with 144 legend) to be issued approximately one (1) year after Closing upon the successful performance of a mutually agreed upon benchmark to be specified in the Definitive Agreement.

NON-DIRECTORS/OFFICERS SHAREHOLDERS: Non-Directors and/or Non-Officers receiving KKRS Common Stock as a result of this Transaction shall agree to a limited number of shares that can be sold during any given month. The exact number of shares shall be specified in the Definitive Agreement and shall not unreasonably restrict the ability of Non-Directors and Non-Officers from selling their respective interests in KKRS.

INVESTMENT INTO G & H: KKRS is committed to provide the capital for G & H to grow the business based on business plans presented to the Board of Directors of KKRS dated June 2000, and successful performance thereon, with $1,200,000 to be invested during the first year following the Closing, according to a mutually agreeable schedule between the parties to be included as an exhibit of the Definitive Agreement.

EMPLOYMENT CONTRACTS: KKRS will draft employment contracts for the three principal officers of G & H with satisfactory terms, and compensation that is consistent with figures in the business plan, which allows G & H to meet their business plan goals. In addition to the employment contracts KKRS will approve a "signing" bonus in the aggregate of $162,500 to be divided between the principal officers of G & H based on proportionate ownership in G & H. Payment of this signing bonus will be made in accordance to the attached schedule, Exhibit "A."

BOARD OF DIRECTORS & OFFICER POSITIONS: KKRS will provide two (2) board seats to be filled by the principals of G & H. Additionally, the three (3) existing officers of G & H shall have the roles, responsibilities, and job descriptions as defined in Exhibit "B," hereto attached.

CLOSING: Completion of the Definitive Agreement and Closing is expected to occur prior to September 15, 2000

DUE DILIGENCE ACCESS: During the negotiation of this term sheet and thereafter up to and through the Closing, G & H will afford KKRS complete access to all accounting books, records, and other related documents, and information as required, and the ability to discuss matters with employees and independent accountants.

NO SOLICITATION OR NEGOTIATION: G & H will not, and will cause their officers, directors, shareholders, representatives, agents and employees not to solicit or negotiate, directly or indirectly, with any third party to acquire any of G & H shares or all or a substantial portion of the assets of the Company, regardless of the form of such transaction during the period this Term Sheet is in effect.

CONDITIONS TO CLOSING: The consummation of the acquisition will be conditioned on, among other things:

         1. Approval of the definitive acquisition agreement by the Board of Directors of KKRS and G & H;

         2. The negotiation, execution and delivery of a definitive acquisition agreement and related documentation; and

         3. Satisfactory completion of customary business, legal and financial due diligence by KKRS and G & H, as soon as practical.

CONFIDENTIALITY: Until such time as the definitive agreement is executed and delivered by G & H and KKRS, no party shall issue or cause the publication of any press release or other announcement with respect to this Term Sheet or the proposed acquisition. Upon the execution and delivery of the definitive agreement, no party shall issue or cause the publication of any press release or other announcement with respect to the acquisition without the advanced consent of the other party, except that KKRS is permitted to make any announcement its counsel deems necessary under applicable securities laws.

DRAFTING PARTY: Counsel for KKRS will draft the definitive acquisition documents. The definitive agreements will contain customary representations and warranties for this type of transaction, including with respect to intellectual property matters and will be governed by California law and jurisdiction unless KKRS provides otherwise in any particular agreement, and will contain other representations, warranties, covenants, conditions and indemnities as are customary for transactions of this kind.

EXPENSES: Each party will pay its own costs incurred in connection with the evaluation and consummation of this transaction with G & H being responsible for the "seller" transaction costs. G & H will be solely responsible for any fee or compensation for finders or investment bankers, due AM Razo & Company, which shall be paid from the proceeds of this transaction.

Other than the sections titled Due Diligence Access, Conditions to Closing and Confidentiality, this Term Sheet does not constitute an offer, agreement, agreement in principle, agreement to agree, or commitment to enter into any transaction, which would only be made upon the execution and delivery of a legal definitive agreement acceptable to all parties and their respective counsel.

Concurred to on this 28th day of July 2000.

PCS LINK, Inc., A California Corporation


/s/ John Hall
--------------
John Hall
Chief Executive Officer


KANAKARIS WIRELESS, A Nevada Corporation


/s/ Alex Kanakaris
------------------
Alex Kanakaris
Chairman

                                   Exhibit "A"

             Schedule For Payment of Signing Bonuses to G&H Officers


At Closing                                                    $ 100,000

30 Days After Closing                                         $  25,000

60 Days After Closing                                         $  25,000

90 Days After Closing                                         $  12,500
                                                              ----------

Total                                                         $ 162,500


Concurred to on this 28th day of July 2000.

PCS LINK, Inc., A California Corporation


/s/ John Hall
-------------
John Hall
Chief Executive Officer


KANAKARIS WIRELESS, A Nevada Corporation


/s/ Alex Kanakaris
------------------
Alex Kanakaris
Chairman

                Exhibit "B" - Job Descriptions of G&H Officers At
                               Kanakaris Wireless


The three (3) existing G&H officers shall act as co-managers of the iSynergistics Division. Each officer will hold the following titles and play the respective roles within the Kanakaris Wireless' organization.

John Hall - President, iSynergistics Division

The President of Kanakaris Wireless' iSynergistics Division will oversee all day-to-day operations of the contact center, customer relationship management
(CRM), logistics/fulfillment, corporate outsourcing, and consulting businesses of Kanakaris Wireless. The oversight will include but not be limited to all business development, public relations, product development, personnel, pricing, and long-term strategic planning issues that relate to the iSynergistics Division. The CEO will also be empowered to create strategic relationships that grow the division, manage all client negotiations relating to the division, and make decisions in all divisional personnel related matters. The CEO will also sit on the Board of Directors of Kanakaris Wireless and be given a key role in the management of company-wide telecommunications, infrastructure, and strategic growth issues. The CEO will work closely with the Chairman, Vice Chairman, and other members of the Board of Directors of Kanakaris Wireless in developing budgets for the iSynergistics Division and meeting the on-going capitalization requirements of the division.

Zan Greenwood - Chief Operating Officer, iSynergistics Division

The Chief Operating Officer of Kanakaris Wireless' iSynergistics Division will co-manage the day-to-day operations of the contact center, customer relationship management (CRM), logistics/fulfillment, corporate outsourcing, and consulting businesses of Kanakaris Wireless. The COO will specifically oversee the division's personnel issues, information and technical management, research and development activities, and technical infrastructure and operating systems. The COO will also work closely with the CEO and CFO on product development, client management, and strategic planning issues that relate to the iSynergistics Division. The COO will be given a key role in the overall management and planning of company-wide technologies and technical infrastructure.

Frumi Barr - Chief Financial Officer, iSynergistics Division

The Chief Financial Officer of Kanakaris Wireless' iSynergistics Division will co-manage the day-to-day operations of the contact center, customer relationship management (CRM), logistics/fulfillment, corporate outsourcing, and consulting businesses of Kanakaris Wireless. The CFO will specifically oversee the division's finances, budgets, and capital growth requirements. The CFO will work closely with the division CEO and company Chairman, Vice Chairman, and other members of the Board of Directors of Kanakaris Wireless in developing budgets for the iSynergistics Division and meeting the on-going capitalization requirements of the division.The CFO may also play a broader role in the overall financial and capital management of Kanakaris Wireless as required.

Concurred to on this 28th day of July 2000.

PCS LINK, Inc., A California Corporation


/s/ John Hall
-------------
John Hall
Chief Executive Officer


KANAKARIS WIRELESS, A Nevada Corporation


/s/ Alex Kanakaris
------------------
Alex Kanakaris
Chairman